NEWS RELEASE

RepliCel Applies to Extend Warrant and Stock Option Expiry Dates and Announces Grant of Stock Options

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

VANCOUVER, BC, CANADA – May 8, 2023 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, today announced that it has applied to the TSX Venture Exchange (the “Exchange”) to extend the term of an aggregate of 6,319,059 share purchase warrants (the “Warrants”).  The term of 2,109,234 of the Warrants is set to expire on May 4, 2025 and the term of 4,209,825 of the Warrants is set to expire on December 30, 2025.  The Company proposes to extend the expiry date for a period of two years to May 4, 2027 for 2,109,234 of the Warrants and to December 30, 2027 for 4,209,825 of the Warrants. In all other respects the terms of the Warrants will remain unchanged and in full force and effect.
The Company has also applied to the Exchange to extend the expiry date of 960,000 stock options granted on July 30, 2018 which are each exercisable into one common share of the Company at the exercise price of $0.43 per common share until the expiry date of July 30, 2023 (the “Granted Options”). The Company proposes to extend the expiry date of the Granted Options for a period of two years to July 30, 2025. In all other respects the terms of the Granted Options will remain unchanged and in full force and effect.
The Company is also pleased to announce that it has granted an aggregate of 1,350,000 stock options (each, an “Option”) to certain directors, officers, employees and consultants for the purchase of up to 1,350,000 common shares of the Company pursuant to its 10% Rolling Stock Option Plan.  Each Option is exercisable for a period of 5 years at a price of $0.15 per common share and vest upon the date of grant.
The extension of the Warrants and Granted Options are to parties who are considered to be “related parties” of the Company within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each extension is considered to be a “related party transaction” within the meaning of MI 61-101 but each extension will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value offered for each extension of the Warrant or Granted Option, as applicable, does not exceed 25% of the Company’s market capitalization.
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About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Andrew Schutte, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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